UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2022
Commission File Number 1-10928

 INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 11, 2022	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Reports 2021 Fourth Quarter and Annual Results

MONTREAL, QUEBEC and SARASOTA, FLORIDA - March 11, 2022 - Intertape Polymer Group Inc. (TSX:ITP) (the "Company" or "IPG") today released results for its fourth quarter and year ended December 31, 2021. All amounts in this press release are denominated in US dollars unless otherwise indicated and all percentages are calculated on unrounded numbers. For more information, you may refer to the Company's management's discussion and analysis ("MD&A") and audited consolidated financial statements and notes thereto as of December 31, 2021 and 2020 and for the three-year period ended December 31, 2021 ("Financial Statements").

“Strong demand and the effectiveness of our pricing strategy drove revenue growth of more than 20% and 26% in the quarterly and annual periods, respectively, with record sales of more than $1.5 billion in 2021,” said Greg Yull, President and CEO of IPG. “This increase in revenue consisted of organic growth from volume/mix of 12% in 2021 and price increases to offset higher input costs. The global supply chain challenges continued in the fourth quarter and into 2022 which have impacted our production. Our procurement and sales teams are effectively managing a difficult situation to ensure our key customers have sufficient supply of our essential packaging and protective solutions. The business is stronger today than when we entered the pandemic. Our competitive position and the investments we are making in our high growth markets put us in a great position for continued growth in the 2022 and beyond.”

Fourth Quarter 2021 Highlights (as compared to fourth quarter 2020):

•Revenue increased 20.2% to $413.7 million primarily due to the impact of higher selling prices and an increase in volume/mix primarily driven by certain tapes and dispensing machines.
•Gross margin decreased to 19.7% from 25.7% primarily due to the unfavourable mathematical impact of Dollar Spread Maintenance(2) and an increase in plant operating costs including costs associated with supply chain disruptions and labor shortages, partially offset by a favourable product mix.
•Selling, general and administrative expenses ("SG&A") decreased $9.9 million to $43.5 million primarily due to a decrease in the fair value of cash-settled share-based compensation awards in the fourth quarter of 2021 compared to a significant increase in the fourth quarter of 2020, partially offset by an increase in costs resulting from the growth of the business in 2021 and the non-recurrence of cost saving measures implemented in response to COVID-19 related uncertainty in 2020.
•Net earnings attributable to the Company's shareholders ("IPG Net Earnings") decreased $8.0 million to $9.1 million primarily due to an increase in finance costs mainly due to an increase in the NCI Put Options Revaluation(3) and a decrease in gross profit, partially offset by a decrease in SG&A.
•Adjusted net earnings(4) decreased $8.6 million to $26.2 million and adjusted EBITDA decreased $9.4 million to $58.2 million primarily due to an increase in SG&A and a decrease in gross profit.
•Cash flows from operating activities increased $35.8 million to $124.4 million primarily due to an increase in cash flows from working capital items and a decrease in income tax paid, partially offset by a decrease in gross profit.
•Free cash flows increased $26.8 million to $90.6 million primarily due to an increase in cash flows from operating activities, partially offset by an increase in capital expenditures.

Fiscal Year 2021 Highlights (as compared to fiscal year 2020):

•Revenue increased 26.3% to $1,531.5 million primarily due to the impact of higher selling prices in all product categories driven by significant increases in the cost of raw materials and freight as well as an increase in volume/mix.

•Gross margin decreased to 22.2% from 23.8% primarily due to the unfavourable mathematical impact of Dollar Spread Maintenance.
•IPG Net Earnings decreased $4.9 million to $67.8 million primarily due to (i) an increase in finance costs mainly due to the 2018 Senior Unsecured Notes Redemption Charges(5), the non-recurrence of the Nortech Contingent Consideration Gain(6) and an increase in the NCI Put Options Revaluation, and (ii) an increase in SG&A, partially offset by an increase in gross profit.
•Adjusted net earnings increased $26.3 million to $118.5 million primarily due to an increase in gross profit, partially offset by increases in SG&A and income tax expense.
•Adjusted EBITDA increased 17.1% to $247.2 million primarily due to an increase in gross profit, partially offset by an increase in SG&A.
•Cash flows from operating activities decreased in the year ended December 31, 2021 by $19.2 million to $160.4 million primarily due to an increase in cash used for working capital items, partially offset by an increase in gross profit.
•Free cash flows decreased by $54.6 million to $79.1 million primarily due to an increase in capital expenditures and working capital needs.

(1)Non-GAAP financial measure. A non-GAAP financial measure is not a standardized financial measure under GAAP and therefore may not be comparable to similar financial measures disclosed by other issuers. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP and Other Specified Financial Measures” below.
(2)The "Dollar Spread Maintenance" refers to the Company's objective of maintaining the dollar spread between selling prices and the cost of raw materials and freight in an inflationary environment by attempting to increase selling prices to offset those higher costs. When this objective is successfully met, the result is a reduction in margin percentages due to the mathematical effect of having a constant dollar profit per unit on a higher revenue per unit. The opposite would be expected to occur in a deflationary input cost environment.
(3)The "NCI Put Options Revaluation" refers to the valuation adjustment made to non-controlling interest put options.
(4)As of December 31, 2021, the Company modified its definition of adjusted net earnings to also exclude the NCI Put Options Revaluation. The NCI Put Options Revaluation has been excluded because it is not considered by management to be representative of the Company's underlying core operating performance as it is a non-operating, non-cash adjustment. Prior period amounts presented have been conformed to the current definition of adjusted net earnings.
(5)The "2018 Senior Unsecured Notes Redemption Charges" refers to debt issuance costs of $3.6 million that were written off, as well as an early redemption premium and other costs of $14.4 million recorded in the second quarter of 2021 in connection with the redemption of the $250 million 7.00% senior unsecured notes that were scheduled to mature on October 15, 2026.
(6)The "Nortech Contingent Consideration Gain" refers to the fair value adjustment recorded in the second quarter of 2020 related to the potential earn-out consideration obligation associated with the Nortech Acquisition. The "Nortech Acquisition" refers to the acquisition by the Company of substantially all of the operating assets of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (together "Nortech") on February 11, 2020.

Other Highlights:

Syfan USA Acquisition
On January 13, 2022, the Company acquired substantially all of the operating assets of Syfan Manufacturing, Inc. ("Syfan USA") for $18.0 million, subject to post-closing adjustments. Syfan USA manufactures polyolefin shrink film products at a facility in Everetts, North Carolina, serving customers in a variety of end use applications. The acquisition of Syfan USA is expected to expand the Company’s existing shrink film production capacity in North America, allowing the Company to better service the growing demand of its customer base.
Acquisition by Clearlake
On March 7, 2022, the Company entered into a definitive agreement to be acquired by an affiliate of Clearlake Capital Group, L.P. (together with certain of its affiliates, “Clearlake”). Under the terms of the agreement, Clearlake agreed to acquire the outstanding shares of the Company for CDN$40.50 per share in an all-cash transaction valued at approximately US$2.6 billion, including net debt. Upon completion of the transaction, the Company will become a privately held company. The transaction, which will be effected pursuant to a court-approved plan of arrangement, is expected to close in the third quarter of 2022. The transaction is not subject to a financing condition but is subject to customary closing conditions, including receipt of shareholder, regulatory and court approvals.

Dividend Declaration
On March 10, 2022, the Board of Directors declared a dividend of $0.17 per common share payable on March 31, 2022 to shareholders of record at the close of business on March 21, 2022. These dividends will be designated by the Company as "eligible dividends" as defined in Subsection 89(1) of the Income Tax Act (Canada).

COVID-19
In response to the coronavirus ("COVID-19") pandemic that began in December 2019, the Company implemented measures to prioritize the health and safety of its employees while protecting its assets, customers, suppliers, shareholders and other stakeholders. The Company instituted paid leave for all U.S. employees for certain COVID-19-related reasons, implemented remote work practices where possible, and added significant safety protocols for those needing to be on site at manufacturing facilities. The Company's COVID-19 safety practices can be grouped into four main areas:
•PROACTIVE COMMUNICATION: Portal to facilitate communication, including weekly COVID-19 updates for operations managers and town halls for all staff conducted by the Company's senior management.
•PREVENTION: Cleaning and sanitization processes including disinfection using UVC light and ozone to sanitize areas and objects; social distancing, including camera monitoring to assess social distancing performance and wearables to alert workers when the adequate distance is not maintained and help with contact tracking; mandatory mask requirement; remote working; physical barriers; touchless entry and exit, and temperature monitoring; and thank you bonuses for employees electing to receive the vaccination.
•RESPONSE PLAN: Incident response and ‘ready-to-go’-resources including cleaning kits.
•BEST PRACTICE SHARING AND TECHNOLOGY: Knowledge transfer across locations managed by a dedicated corporate team, including a COVID-19 Best Practice Matrix, as well as the evaluation of technologies to manage risk and automate processes.
While the Company has delivered positive financial results to date, the pandemic could yet materially impact, and in certain ways has negatively impacted (see the discussion elsewhere in this document regarding supply chain challenges) the Company’s ability to manufacture, source (including the delivery of raw materials to its facilities) or distribute its products both domestically and internationally and reduce demand for its products, any of which could have a significant negative impact on the Company’s financial results in 2022 and beyond. Given the dynamic nature of the pandemic (including its duration and the severity of its impact on the global economy and the applicable governmental responses), the extent to which the COVID-19 pandemic impacts the Company’s future results will depend on unknown future developments and any further impact on the global economy and the markets in which the Company operates and sells its products, all of which remain highly uncertain and cannot be accurately predicted at this time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, shrink and stretch films, protective packaging, woven and non-woven products and packaging machinery for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 4,100 employees with operations in 34 locations, including 22 manufacturing facilities in North America, five in Asia and two in Europe.

For information about the Company, visit www.itape.com.

Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the Company's positioning for continued growth in 2022 and beyond; the expansion of the Company's existing shrink film production capacity in North America; the potential future impacts of COVID-19 on the Company's business; the tailwinds that support the Company's growth; the strong demand that the Company sees in its core end markets; the headwinds facing the Company 2022, including supply chain constraints and raw material prices; the Company's expected organic demand; the expected performance and benefits of the Syfan USA transaction; and the acquisition of the Company by Clearlake, including expected consideration, timing and closing conditions, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company's management. Words such as "may," "will," "should," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company's industry, the Company's customers' industries and the general economy, including as a result of the impact of COVID-19; the anticipated benefits from the Company's greenfield developments, and other restructuring efforts; the anticipated benefits from the Company’s manufacturing facility capacity expansions; the impact of fluctuations in raw material prices and freight costs including the availability and pricing due to supply chain disruptions; selling prices including maintaining dollar spread due to higher raw material and freight costs; the impacts of new accounting standards, including the impact of new accounting guidance for leases; the anticipated benefits from the Company's acquisitions and partnerships; the anticipated benefits from the Company's capital expenditures; the quality and market reception of the Company's products; the Company's anticipated business strategies; risks and costs inherent in litigation; legal and regulatory developments, including as related to COVID-19; the Company's ability to maintain and improve quality and customer service; anticipated trends in the Company's business; the expected strategic and financial benefits from the Company's ongoing capital investment and mergers and acquisitions programs; anticipated cash flows from the Company's operations; availability of funds under the Company's 2021 Credit Facility; the Company's flexibility to allocate capital as a result of the Senior Unsecured Notes offering; and the Company's ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", "Item 5 Operating and Financial Review and Prospects (Management's Discussion & Analysis)" and statements located elsewhere in the Company's annual report on Form 20-F for the year ended December 31, 2020 and the other statements and factors contained in the Company's filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and Management's Discussion & Analysis are available on the Company's website at www.itape.com in the Investor Relations section and under the Company's profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended December 31,
(In thousands of US dollars, except per share amounts)

	Three months ended December 31 (unaudited)		Years ended December 31,
	2021	2020	2021 (1)	2020
	$	$	$	$
Revenue	413,665	344,079	1,531,469	1,213,028
Cost of sales	332,378	255,599	1,191,495	924,244
Gross profit	81,287	88,480	339,974	288,784
Selling, general and administrative expenses	43,486	53,424	177,139	157,486
Research expenses	3,027	2,763	11,882	11,196
	46,513	56,187	189,021	168,682
Operating profit before manufacturing facility closures, restructuring and other related charges	34,774	32,293	150,953	120,102
Manufacturing facility closures, restructuring and other related charges	—	—	—	4,328
Operating profit	34,774	32,293	150,953	115,774
Finance costs
Interest	6,081	6,757	27,676	29,436
Other expense (income), net	12,231	3,188	29,208	(6,238)
	18,312	9,945	56,884	23,198
Earnings before income tax expense	16,462	22,348	94,069	92,576
Income tax expense (benefit)
Current	8,012	9,871	22,113	25,595
Deferred	(1,288)	(4,910)	1,951	(6,474)
	6,724	4,961	24,064	19,121
Net earnings	9,738	17,387	70,005	73,455

Net earnings attributable to:
Company shareholders	9,109	17,089	67,813	72,670
Non-controlling interests	629	298	2,192	785
	9,738	17,387	70,005	73,455

Earnings per share attributable to Company shareholders
Basic	0.15	0.29	1.15	1.23
Diluted	0.15	0.28	1.12	1.22
(1)Certain prior period amounts, including net earnings and the Company's non-GAAP financial measures, presented in the section below entitled "Non-GAAP and Other Specified Financial Measures", have been adjusted to reflect the allocation of purchase proceeds related to the acquisition by the Company of Nuevopak Global Limited on July, 30, 2021 as measured and reported in the fourth quarter of 2021. These results reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended December 31,
(In thousands of US dollars)

	Three months ended December 31 (unaudited)		Years ended December 31,
	2021	2020	2021	2020
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	9,738	17,387	70,005	73,455
Adjustments to net earnings
Depreciation and amortization	17,123	16,246	65,547	63,840
Income tax expense	6,724	4,961	24,064	19,121
Interest expense	6,081	6,757	27,676	29,436
Early redemption premium and other costs	—	—	14,412	—
Non-cash charges in connection with manufacturing facility closures, restructuring and other related charges	—	10	—	596
Impairment of inventories	3,371	85	5,240	1,179
Share-based compensation expense	720	18,404	21,655	22,879
Pension and other post-retirement expense related to defined benefit plans	416	560	1,944	2,057
Contingent consideration liability fair value adjustment	—	—	—	(11,005)
Valuation adjustment to non-controlling interest put options	12,007	2,470	12,007	2,470
(Gain) loss on foreign exchange	(312)	200	(48)	38
Other adjustments for non-cash items	129	27	573	868
Income taxes paid, net	(646)	(14,092)	(25,846)	(24,610)
(Contributions) adjustments to defined benefit plans	(315)	130	(1,178)	(1,129)
Cash flows from operating activities before changes in working capital items	55,036	53,145	216,051	179,195
Changes in working capital items
Trade receivables	(3,040)	(2,543)	(40,726)	(25,947)
Inventories	(15,742)	(1,654)	(86,759)	(4,742)
Other current assets	—	406	(3,471)	383
Accounts payable and accrued liabilities	88,301	39,438	91,440	29,014
Share-based compensation settlements	—	—	(13,205)	—
Provisions	(178)	(190)	(2,923)	1,682
	69,341	35,457	(55,644)	390
Cash flows from operating activities	124,377	88,602	160,407	179,585
INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	—	—	(34,660)	(35,704)
Purchases of property, plant and equipment	(33,760)	(24,790)	(81,268)	(45,828)
Purchase of intangible assets	(99)	(815)	(5,627)	(1,854)
Other investing activities	58	118	192	579
Cash flows from investing activities	(33,801)	(25,487)	(121,363)	(82,807)
FINANCING ACTIVITIES
Proceeds from borrowings	38,063	64,074	797,429	302,031
Repayment of borrowings and lease liabilities	(88,668)	(104,441)	(739,127)	(325,881)
Payments of debt issue costs	—	—	(8,279)	—
Payments of early redemption premium and other costs	—	—	(14,444)	—
Interest paid	(10,886)	(10,898)	(27,907)	(28,764)
Proceeds from exercise of stock options	—	271	2,664	271
Dividends paid	(10,151)	(9,354)	(38,641)	(35,386)
Dividends paid to non-controlling interest in GPCP Inc.	—	(100)	—	(100)
Other financing activities	33	—	1,223	—
Cash flows from financing activities	(71,609)	(60,448)	(27,082)	(87,829)
Net increase in cash	18,967	2,667	11,962	8,949
Effect of foreign exchange differences on cash	(186)	679	(2,137)	471
Cash, beginning of year	7,511	13,121	16,467	7,047
Cash, end of year	26,292	16,467	26,292	16,467

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	December 31, 2021	December 31, 2020
	$	$
ASSETS
Current assets
Cash	26,292	16,467
Trade receivables	203,984	162,235
Inventories	280,323	194,516
Other current assets	32,110	21,048
	542,709	394,266
Property, plant and equipment	459,356	415,214
Goodwill	151,834	132,894
Intangible assets	138,725	124,274
Deferred tax assets	24,579	29,677
Other assets	16,549	13,310
Total assets	1,333,752	1,109,635
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	280,353	180,446
Share-based compensation liabilities, current	19,089	17,769
Non-controlling interest put options, current	27,523	—
Provisions, current	4,504	4,222
Borrowings and lease liabilities, current	18,119	26,219
	349,588	228,656
Borrowings and lease liabilities, non-current	537,142	463,745
Pension, post-retirement and other long-term employee benefits	15,807	19,826
Share-based compensation liabilities, non-current	19,850	13,664
Non-controlling interest put options, non-current	—	15,758
Deferred tax liabilities	38,925	34,108
Provisions, non-current	7,645	2,430
Other liabilities	12,547	14,766
	981,504	792,953
EQUITY
Capital stock	358,953	354,880
Contributed surplus	23,070	22,776
Deficit	(18,113)	(51,114)
Accumulated other comprehensive loss	(25,749)	(21,886)
Total equity attributable to Company shareholders	338,161	304,656
Non-controlling interests	14,087	12,026
Total equity	352,248	316,682
Total liabilities and equity	1,333,752	1,109,635

Non-GAAP and Other Specified Financial Measures
This press release contains certain non-GAAP and other specified financial measures as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA and free cash flows. In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP and other specified financial measures are key performance indicators that improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. Where required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP and other specified financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP and other specified financial measures as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
Adjusted Net Earnings (Loss) and Adjusted Earnings (Loss) Per Share

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings, the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant, and equipment; (viii) the valuation adjustment made to non-controlling interest put options ("NCI Put Option Revaluation"); (ix) other discrete items as shown in the table below; and (x) the income tax expense (benefit) effected by these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as IPG Net Earnings per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted Net Earnings Reconciliation to IPG Net Earnings
(In millions of US dollars, except per share amounts and share numbers)
(Unaudited)

	Three months ended December 31,		Years ended December 31,
	2021	2020	2021	2020
	$	$	$	$
IPG Net Earnings	9.1	17.1	67.8	72.7
Manufacturing facility closures, restructuring and other related charges	—	—	—	4.3
M&A Costs	5.0	0.4	8.1	3.5
Share-based compensation expense	0.7	18.4	21.7	22.9
Impairment of long-lived assets and other assets	0.4	0.3	0.8	0.6
Loss on disposal of property, plant and equipment	0.2	0.1	0.1	0.3
NCI Put Option Revaluation	12.0	2.5	12.0	2.5
Other item: Nortech Contingent Consideration Gain	—	—	—	(11.0)
Other item: Nortech incremental tax costs incurred(1)	—	—	0.8	—
Other item: 2018 Senior Unsecured Notes Redemption Charges	—	—	18.1	—
Income tax benefit, net	(1.3)	(3.9)	(10.8)	(3.4)
Adjusted net earnings(2)	26.2	34.8	118.5	92.2

IPG Net Earnings per share
Basic	0.15	0.29	1.15	1.23
Diluted	0.15	0.28	1.12	1.22

Adjusted earnings per share(2)
Basic	0.44	0.59	2.00	1.56
Diluted	0.43	0.58	1.96	1.55

Weighted average number of common shares outstanding
Basic	59,284,947	59,012,869	59,127,025	59,010,485
Diluted	60,568,005	60,083,664	60,516,106	59,630,873

(1)    Refers to charges incurred related to an amount payable to the former owners of Nortech for tax-related costs associated with the Nortech Acquisition that was subsequently paid in July 2021.
(2)    Prior period amounts presented have been conformed to the current definition of adjusted net earnings which excludes the NCI Put Options Revaluation.
EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA and adjusted EBITDA, both of which are non-GAAP financial measures, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the table below. EBITDA and adjusted EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders.
EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of US dollars)
(Unaudited)

	Three months ended December 31,		Years ended December 31,
	2021	2020	2021	2020
	$	$	$	$
Net earnings	9.7	17.4	70.0	73.5
Interest and other finance costs	18.3	9.9	56.9	23.2
Income tax expense	6.7	5.0	24.1	19.1
Depreciation and amortization	17.1	16.2	65.5	63.8
EBITDA	51.9	48.5	216.5	179.6
Manufacturing facility closures, restructuring and other related charges	—	—	—	4.3
M&A Costs	5.0	0.4	8.1	3.5
Share-based compensation expense	0.7	18.4	21.7	22.9
Impairment of long-lived assets and other assets	0.4	0.3	0.8	0.6
Loss on disposal of property, plant and equipment	0.2	0.1	0.1	0.3
Adjusted EBITDA	58.2	67.7	247.2	211.1

Free Cash Flows
Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.
Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company's Financial Statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service. The Company is including free cash flows because it is used by management and investors in evaluating the Company’s performance and liquidity. The Company experiences business seasonality that typically results in the majority of cash flows from operating activities and free cash flows being generated in the second half of the year.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.
Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of US dollars)
(Unaudited)

	Three months ended December 31,		Years ended December 31,
	2021	2020	2021	2020
	$	$	$	$
Cash flows from operating activities	124.4	88.6	160.4	179.6
Less purchases of property, plant and equipment	(33.8)	(24.8)	(81.3)	(45.8)
Free cash flows	90.6	63.8	79.1	133.8